Exhibit 99.1
Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity

SIMS METAL MANAGEMENT LIMITED
ABN

69 114 838 630
We (the entity) give ASX the following information.
Part 1 — All issues

You must complete the relevant sections (attach sheets if there is not enough space).
1	+Class of +securities issued or to be issue
(1) Ordinary shares
(2) Options exp 24/11/ 2015 [SGMAK]
(3) Performance rights [SGMAI]
(4) Options exp 22/11/ 2017 [SGMAK]

(5) Options exp 30/11/ 2017 [SGMAK]
(6) Restricted stock units [SGMAI]

+	See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 1

Appendix 3B
New issue announcement
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued
(1) 90,290
(2) (90,290)
(3) 898,410
(4) 203,908
(5) 835,040
(6) 12,423

+	See chapter 19 for defined terms.

Appendix 3B Page 2	24/10/2005

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(1) Fully paid ordinary shares
(2) N/A
(3) Under the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”), participants may be granted performance rights, which are the right to receive an ordinary share or American Depositary Share (“ADS”) in the entity upon satisfaction of vesting conditions for a nil issue price. For performance rights to vest, the entity needs to meet or exceed a performance hurdle based on the Total Shareholder Return of the entity assessed against a peer group of companies over the specified performance period. If this performance hurdle is met, and the participant remains in the employ of the entity or a related party, or has ceased to be an employee as a result of a ‘qualifying cessation’, then ordinary shares or ADSs (as the case may be) will be issued at the end of the performance period (being the 3 year period commencing 1 July 2010 and ending 30 June 2013). If the minimum performance hurdle is not met then, subject to re-testing at the end of the 4 year period commencing 1 July 2010 and ending 30 June 2014 and again at the end of the 5 year period commencing 1 July 2010 and ending 30 June 2015, no ordinary shares or ADSs (as the case may be) will be issued in respect of the performance rights, and the performance rights will lapse with effect as at 30 June 2015.
(4) Under the SimsMM Plan, participants are granted options, which are the right to receive an ordinary share or ADS (as the case may be) in the entity upon satisfaction of a continued employment vesting condition and payment of the exercise price. For options to vest, the participant must remain in the employ of the entity or a related party, or have ceased to be an employee as a result of a ‘qualifying cessation’, on the option vesting dates, which are the dates the entity announces its full year results to ASX for the 2011, 2012 and 2013 fiscal years. The options expire 7 years after the date of grant on 22 November 2017. The option exercise price is US$16.73 in respect of the options which are exercisable into ADSs.
(5) Option terms as per par (4) immediately above except the options expire on 30 November 2017 and the option exercise price is US$16.98 in respect of the options that are exercisable into ADSs and A$17.62 in respect of the options that are exercisable into ordinary shares.
(6) Under the SimsMM Plan, participants may be granted restricted stock units (RSUs), which are the right to receive an ordinary share or ADS (as the case may be) in the entity upon satisfaction of vesting conditions for a nil issue price. In respect of these particular grants, for the RSUs to vest, and ordinary shares or ADSs be issued, which, in respect of 7,423 RSUs they may do in equal instalments annually on 12 November 2011, 2012 and 2013 respectively, and in respect of 5,000 RSUs they may do on 12 November 2013 (collectively, the “Vesting Dates”) the respective participant must remain in the employ of the entity or a related party, or have ceased to be an employee as a result of a ‘qualifying cessation’, on the Vesting Dates.

+	See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 3

Appendix 3B
New issue announcement
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
(1) Yes
(2) N/A
(3) A performance right to an ordinary share or ADS, as the case may be, does not entitle a participant under the SimsMM Plan to participate in new issues of securities or to receive dividends. In the event that ordinary shares or ADSs, as the case may be, are issued under the SimsMM Plan at the end of the performance period pursuant to the vesting of performance rights, those ordinary shares or ADSs, as the case may be, will rank equally with existing ordinary shares and ADSs.
(4) - (5) An option does not entitle a participant under the SimsMM Plan to participate in new issues of securities or to receive dividends. In the event that ordinary shares or ADSs, as the case may be, are issued under the SimsMM Plan pursuant to the exercise of options, those ordinary shares or ADSs, as the case may be, will rank equally with existing ordinary shares and ADSs.
(6) Per RSUs as per performance rights in par (3) immediately above.
5	Issue price or consideration
(1) - (2) $13.11 per ordinary share, totalling $1,183,702.
(3) - (6) Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)
(1) - (2) Issue of fully paid ordinary shares pursuant to the exercise of options under the SMM Plan.
(3) - (6) Issue of performance rights, options and restricted stock units under the SimsMM Plan.

+	See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

7	Dates of entering +securities into uncertificated holdings or despatch of certificates
(1) 9 December 2010
(2) - (6) N/A
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
204,830,757	Fully paid ordinary shares

+	See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 5

Appendix 3B
New issue announcement
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class

2,033,376	performance rights and restricted stock units [SGMAI]
(this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the performance rights and restricted stock units assuming that the performance hurdles are met under the SimsMM Plan or the former Sims Metal Management Long Term Incentive Plan or individual contracts.

4,578	restricted stock units [SGMAM]
(issued to certain executives under the former Sims Metal Management Long Term Incentive Plan and individual contracts- this is the maximum number of ordinary shares which may be issued pursuant to the restricted stock units assuming that (where applicable) all the performance hurdles are met and service pre-requisites are satisfied.

706,000	options [SGMAK]
(issued to certain executives that were formerly executives of Metal Management Inc (“MMI”) under the former MMI 2002 Incentive Plan and that are outstanding under the Sims Metal Management Limited Transition Incentive Stock Plan - this is the maximum number of ordinary shares which may be issued pursuant to the exercise of options.

226,799	options exp 24/11/ 2015 [SGMAK]
(issued to executive directors pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

322,949	options exp 2/04/2016 [SGMAK]
(issued to certain executives pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

908,935	options exp 17/06/2016 [SGMAK]
(issued to certain executives pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

+	See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Number	+Class

7,121	options exp 22/10/2016 [SGMAK]
(issued to executive pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

940,830	options exp 23/11/ 2016 [SGMAK]
(issued to certain executives, including the executive director, pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options).

203,908	options exp 22/11/ 2017 [SGMAK] (issued to executive pursuant to the SimsMM Plan - this is the maximum number of ADSs which may be issued pursuant to the exercise of options)

835,040	options exp 30/11/2017 [SGMAK]
(issued to executive pursuant to the SimsMM Plan - this is the maximum number of ordinary shares and ADSs, collectively, which may be issued pursuant to the exercise of options)

+	See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 7

Appendix 3B
New issue announcement
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change
Part 2 — Bonus issue or pro rata issue
11	Is security holder approval required?

N/A

12	Is the issue renounceable or non-renounceable?

N/A

13	Ratio in which the +securities will be offered

N/A

14	+Class of +securities to which the offer relates

N/A

15	+Record date to determine entitlements

N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

N/A

17	Policy for deciding entitlements in relation to fractions

N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations

N/A

+	See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

20	Names of any underwriters

N/A

21	Amount of any underwriting fee or commission

N/A

22	Names of any brokers to the issue

N/A

23	Fee or commission payable to the broker to the issue

N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting

N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

N/A

28	Date rights trading will begin (if applicable)

N/A

29	Date rights trading will end (if applicable)

N/A

30	How do +security holders sell their entitlements in full through a broker?

N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

N/A

+	See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 9

Appendix 3B
New issue announcement
32	How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33	+Despatch date

N/A
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities
34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+	See chapter 19 for defined terms.

Appendix 3B Page 10	1/1/2003

Entities that have ticked box 34(b)
38	Number of securities for which +quotation is sought

N/A

39	Class of +securities for which quotation is sought

N/A

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•	the date from which they do

•	the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•	the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
N/A
41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

Number	+Class
N/A	N/A

+	See chapter 19 for defined terms.
24/10/2005 Appendix 3B Page 11

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.
2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
•	There is no reason why those +securities should not be granted +quotation.
•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.
4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Frank Moratti	Date: 9/12/2010

(Company secretary)

Print name:	Frank Moratti

+	See chapter 19 for defined terms.

Appendix 3B Page 12	1/1/2003